Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Six Months Ended June 30,	2003	2002

Earnings:

Income before income taxes and cumulative effect of accounting change	$541	$585

Add:
Interest and fixed charges excluding capitalized interest	212	214

Portion of rent under long-term operating leases representative of an interest factor	90	90

Distributed income of investees accounted for under the equity method	1	2

Amortization of capitalized interest	4	4

Less: Undistributed equity in earnings of investments accounted for under the equity method	8	7

Total earnings available for fixed charges	$840	$888

Fixed charges:

Interest and fixed charges	$216	$221

Portion of rent under long-term operating leases representative of an interest factor	90	90

Total fixed charges	$306	$311

Ratio of earnings to fixed charges	2.75x	2.86x